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March 7, 2018

By Email AND EDGAR

Christina Chalk
Senior Special Counsel
Office of Mergers & Acquisitions
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Mechanical Technology, Incorporated PRE 14A filed January 17, 2018 File No. 0-06890 Schedule 13E-3 filed January 17, 2018 Filed by Brookstone Partners Acquisition XXIV LLC et al. File No. 5-03199

Dear Ms. Chalk:

We serve as counsel to Mechanical Technology, Incorporated and Brookstone Partners Acquisition XXIV LLC (the “Filing Parties”) in connection with the above referenced Schedule 14A and Schedule 13E-3 (the “Filings”) filed with the Securities and Exchange Commission on January 17, 2018. On behalf of the Filing Parties, the Filing Parties hereby withdraw the Filings.

Very truly yours,

/s/ Ron S. Berenblat

Ron S. Berenblat

cc: Jeffrey Spindler, Esq.

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